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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               --------------

                               SCHEDULE TO/A
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)

                     BROOKDALE LIVING COMMUNITIES, INC.
                     (Name of Subject Company (Issuer))

                     FORTRESS BROOKDALE ACQUISITION LLC
                    (Names of Filing Persons (Offerors))

                   COMMON STOCK, PAR VALUE $.O1 PER SHARE
                       (Title of Class of Securities)

                               --------------

                                112462 10 6
                   -------------------------------------
                   (CUSIP Number of Class of Securities)

                               --------------

                             Randal A. Nardone
                     Fortress Investment Holdings, LLC
                        1301 Avenue of the Americas
                          New York, New York 10019
                         Telephone: (212) 798-6100
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)

                                  Copy to:

                          J. Gregory Milmoe, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                         Telephone: (212) 735-3000




                         CALCULATION OF FILING FEE


Transaction Valuation*: $102,077,140        Amount of Filing Fee: $20,415**

----------------------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $.01 per share, of Brookdale Living Communities, Inc. (the "Company Common Stock" or the "Shares"), at a price per Share of $15.25 in cash. As of July 31, 2000, there were 9,926,549 Shares outstanding and 771,384 shares were reserved for issuance upon the exercise of outstanding options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** This amount was previously paid in connection with the original filing of this Schedule TO on August 1, 2000.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|X|  going-private transaction subject to Rule 13e-3.
|X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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CUSIP NO. 112462 10 6                  13D            PAGE 1 OF 1 PAGE
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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FORTRESS BROOKDALE ACQUISITION LLC
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS
      WC/AF
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                             |_|
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
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                    7     SOLE VOTING POWER        - 4,004,350 -
                    ---------------------------------------------------------
                    8    SHARED VOTING POWER      - 5,479,452 - (Represents
                                                  shares of Company Common
                                                  Stock issuable upon
  NUMBER OF                                       conversion of the
   SHARES                                         $100,000,000 principal
BENEFICIALLY                                      amount 5 1/2% Convertible
OWNED BY EACH                                     Note due July 26, 2009
  REPORTING                                       which Health Partners is
 PERSON WITH                                      contractually obligated to
                                                  contribute to the
                                                  Reporting Person upon the
                                                  expiration or termination
                                                  of the Offer described
                                                  herein.)
                     --------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER   - 4,004,350 -
                     --------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER - 5,479,452 -
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      - 9,483,802 -
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         |_|
      NOT APPLICABLE
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      58.6% (based on 9,926,549 shares of common stock issued and outstanding as of July 25, 2000, 5,479,452 shares of Company Common Stock issuable upon conversion of the Convertible Note, and 771,384 Shares of Company Common Stock reserved for issuance upon the exercise of outstanding options.)
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 14   TYPE OF REPORTING PERSON
      OO
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            This Amendment to the Tender Offer Statement on Schedule TO
relates to the third-party tender offer by Fortress Brookdale Acquisition LLC, a Delaware limited liability company ("Purchaser") owned by Fortress Registered Investment Trust, a Delaware Business Trust, and Health Partners, an affiliate of Capital Z Partners, Ltd., to purchase any and all of the issued and outstanding shares of common stock, par value $.01 per share
(the "Common Stock" or the "Shares"), of Brookdale Living Communities,
Inc., a Delaware corporation (the "Company"), at a purchase price of $15.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2000 and in the related Letter of Transmittal, which together and as amended or supplemented from time to time, constitute the "Offer."


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

      Item 3 is hereby amended and supplemented to add the following:

      (a)  Purchaser's business telephone number is (212) 798-6100.

      Section 8 titled "Certain Information Concerning Fortress, Purchaser and Acquisition Sub" is hereby amended and supplemented to add the following at the end of the third paragraph:

      All decisions of any significance including specifically any decisions relating to the conduct of the Offer and the Merger require two-thirds consent of the entire Operating Committee.

      Section 8 titled "Certain Information Concerning Fortress, Purchaser and Acquisition Sub" is hereby amended and supplemented to add the following after the eighth paragraph:

      During the last five years, neither of Purchaser, nor, to the best of Purchaser's knowledge, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
      (ii) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF THE TRANSACTION

      The first paragraph of Section 13, titled "Certain Conditions to the Offer" is hereby amended and restated in its entirety as follows:

      Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, prior to the Expiration Date, in its sole discretion in accordance with and, otherwise subject to, the terms of the Merger Agreement, Purchaser shall not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer and not accept for payment any tendered Shares, if, at any time, prior to the Expiration Date, any of the following events shall occur:


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Section 12 titled "Fees and Expenses" is hereby amended and supplemented to add the following table after the fourth paragraph:

            The following table presents the estimated fees and expenses to be incurred in connection with the Offer and the Merger:

      Dealer Manager and Investment Banker Fees.........$ 2,700,000
      Legal Fees and Expenses...........................$ 1,225,000
      Printing and Mailing..............................$   100,000
      Filing Fee........................................$    20,415
      Accounting Fees...................................$   100,000
      Information and Transfer Agent Fees...............$    12,000
      Miscellaneous.....................................$   500,000
                                                        -----------
            Total.......................................$ 4,657,415


ITEM 12. EXHIBITS.

      Item 12 is hereby amended and supplemented to add the following exhibits:

      (d)(2) Amended and Restated Limited Liability Company Agreement of Purchaser, dated as of July 26, 2000, by and among Purchaser, Fortress Registered Investment Trust and Health Partners.

      (d)(3) Contribution Agreement, dated as of July 26, 2000, by and among Purchaser, Fortress Registered Investment Trust and Health Partners.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      The second paragraph of the section entitled "SPECIAL FACTORS - Position of Purchaser Regarding Fairness of the Offer and the Merger" is hereby amended and restated in its entirety as follows:

            In addition to the above factors, as a negative factor Purchaser recognized that, while consummation of the Offer and the Merger will result in all stockholders (other than Purchaser) being entitled to receive $15.25 in cash for each of their Shares, it will eliminate the opportunity for current stockholders (other than Purchaser) to participate in the benefit of increases, if any, in the value of the Company's business following the Merger.

            Purchaser believes that the Offer and Merger are procedurally fair because, among other things: (i) the Company Board established the Independent Committee which consisted entirely of directors who had no relationship with Purchaser; (ii) Purchaser's representatives on the Company Board did not participate in the discussions, or deliberations of the Independent Committee or its advisors; Purchaser was bound by the terms of the Fortress Standstill Agreement which prohibited it from acquiring or attempting to acquire additional Shares prior to July 5, 2000 which gave the Independent Committee the opportunity to retain independent advisors and thoughtfully consider the best course for the Company; (iii) the Independent Committee retained and was advised by its own independent legal counsel; (iv) the Independent Committee retained and was advised by Merrill Lynch as its independent financial advisor to assist it in evaluating a potential transaction with Purchaser and to render a fairness opinion; (v) the fact that the $15.25 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Independent Committee, on the one hand and representatives of Purchaser, on the other; (vi) the Merger Agreement did not impose significant impediments to prospective competitive bidders; and (vii) the term of the Offer was longer than 20 business days.

            Purchaser did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to the fairness of the Offer. Reference above to projections of future financial performance refers to Purchaser's internal projections and was not relied upon for purposes of determining fairness. Nor did Purchaser consider net book value or liquidation value in making its fairness determination. In a business in which real estate forms a significant part of the assets of the enterprise, Purchaser does not believe that book value, which under GAAP includes depreciation, is a particularly relevant measure of value. With respect to liquidation value, because Brookdale is a "C" corporation it would be required to pay tax on the gain recognized between the fair market value of its assets and the depreciated tax basis of such assets if such assets were sold in a liquidation. Based on a rough calculation, Purchaser believes that the magnitude of such tax would result in a per share value substantially lower than $15.25. For this reason and because Purchaser has no intention to liquidate Brookdale, Purchaser did not consider or investigate liquidation value in its determination as to fairness.

      The first paragraph in the section "SPECIAL FACTORS - Purpose and Structure of the Offer and the Merger" is hereby amended to add the following after the first sentence:

      The purpose of increasing ownership of the Company to 100% is, among other reasons, to gain the flexibility inherent in a private company by eliminating the Company's fiduciary obligations to minority stockholders, simplifying the Company's financial reporting and regulatory requirements and avoiding the expense and public scrutiny associated therewith, and eliminating fluctuations in value associated with any publicly traded security particularly at a time when real estate based companies are not well valued in the market. Purchaser intends to use the Company as a platform from which to participate in what it believes will be a consolidation in the assisted living care sector.

      Footnote two in the section "SPECIAL FACTORS - Beneficial Ownership of Common Stock by Certain Persons" is hereby amended and restated in its entirety as follows:

      (2) Represents shared beneficial ownership of shares of Company Common Stock issuable upon conversion of the Convertible Note. Health Partners has agreed to contribute the Convertible Note to Purchaser upon expiration.

      The third paragraph of the section "SPECIAL FACTORS - Interests of Certain Persons in the Offer and Merger" is hereby amended to add the following after the first sentence:

      Based on information obtained from the Company, the total number of options with respect to which payments will be made at the Effective Time of the Merger is 519,209 (308,334 of which are held by officers and directors of the Company) and the aggregate value of such payments is approximately $1,669,449. Purchaser does not anticipate that any payments will be made under existing employment and severance agreements as a result of the Offer or the Merger because Purchaser understands that such payments would be required only if employees were terminated.




                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 FORTRESS BROOKDALE ACQUISITION LLC


                                 By:
                                     --------------------------------------
                                     Name:  Randal A. Nardone
                                     Title: Secretary of Fortress Brookdale
                                            Acquisition LLC


Date: August [ ], 2000




                               EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------
(d)(2)        Amended and Restated Limited Liability Company Agreement of
              Purchaser, dated as of July 26, 2000, by and among Purchaser, Fortress Registered Investment Trust and Health Partners.

(d)(3) Contribution Agreement, dated as of July 26, 2000, by and among Purchaser, Fortress Registered Investment Trust and Health Partners.